[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

September 12, 2005

Pamela A. Long
Brigitte Lippmann
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Beazer Homes USA, Inc.
Form S-4 filed August 3, 2005
File No. 333-127165

Dear Ms. Long and Ms. Lippmann:

On behalf of our client Beazer Homes USA, Inc., a Delaware corporation (the "Issuer") and the Subsidiary Guarantors referenced in the Form S-4 referenced above (each, a "Subsidiary Guarantor" and collectively the "Subsidiary Guarantors"), we are submitting the Issuer's response to Staff comments conveyed in the Staff comment letter dated August 17, 2005. This letter is submitted along with Amendment No. 1 to the Registration Statement on Form S-4 of the Issuer (the "S-4") for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of $350,000,000 aggregate principal amount of the Issuer's 6.875% Senior Notes due 2015 (the "New Notes") and guarantees thereof by the Subsidiary Guarantors (the "New Guarantees") issuable in exchange for the Issuer's existing 6.875% Senior Notes due 2015 and the related guarantees thereof by the Subsidiary Guarantors, which were offered and sold in a transaction exempt from registration under the Securities Act. Amendment No. 1 to the S-4 was transmitted for filing to the Commission via Edgar on the date hereof.

Please note that we have been advised by the Issuer and the Subsidiary Guarantors that (i) the Issuer is registering the New Notes, and the Subsidiary Guarantors are registering the New Guarantees in reliance on the Staff positions enunciated in Exxon Capital Holdings Corp. (available April 13, 1989), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), (ii) none of the Issuer, any Subsidiary Guarantor nor any affiliate of the Issuer or any Subsidiary Guarantor has entered into any agreement or understanding with any person to distribute the New Notes and the New Guarantees thereof and (iii) to the best of the Issuer's and each Subsidiary Guarantor's information and belief, each person participating in the Exchange Offer is acquiring the New Notes and the New Guarantees thereof in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes and the New Guarantees thereof to be received in the exchange offer. In this regard, we have been advised by the Issuer that the Issuer will make each person participating in the exchange offer aware (through the prospectus included in the S-4 (the "Prospectus")) that if such person is participating in the exchange offer for the purpose of distributing the New Notes and the New Guarantees thereof to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K. We have also been advised by the Issuer that it (i) will make each person participating in the Exchange Offer aware (through the Prospectus) that any broker-dealer who holds original notes and original guarantees acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes and New Guarantees in exchange for such original notes and original guarantees pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer), in connection with any resale of such New Notes and New Guarantees and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes and New Guarantees received in respect of such original notes and original guarantees pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

With respect to the Staff comment letter, the individual responses of the Issuer to each of the Staff's comments are set forth below on the Issuer's behalf, together with the related comments. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the comment letter.

General

        1.     Provide us with an executed supplemental letter that:

    •
    states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and

    •
    includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:    See representations provided above.

Legal Matters, Page 82

  2.
  Please revise to disclose that counsel will pass upon whether the notes and guarantees will be the binding obligations of the issuers.

Response:    As was discussed with Ms. Lippmann, the Issuer will make the requested change in the final Prospectus filed pursuant to Rule 424(b) under the Securities Act, given that this is the only change required with respect to the prospectus. On behalf of the Issuer, we hereby represent that in the final Prospectus "Legal Matters" will be rewritten to read in its entirety as follows:

    The enforceability of the new notes and the guarantees offered in this prospectus, the binding obligations of the Company and the Subsidiary Guarantors pertaining to such notes and guarantees and other matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP. Certain legal matters as to guarantees given by the Subsidiary Guarantors will be passed upon by the following law firms: Tune, Entrekin & White, P.C.; Hogan & Hartson L.L.P.; Gibbons, Del Deo, Dolan, Griffinger & Vecchione, P.C.; Fossett & Brugger, Chartered; Young, Goldman & Van Beek, P.C.; Barnes & Thornburg LLP; Womble Carlyle Sandridge & Rice PLLC; and Gardere Wynne Sewell LLP.

Exhibit 5.1—Paul Hastings Legal Opinion

  3.
  You cannot assume provisions (ii) (as related to the non-Georgia/Delaware guarantors), (x) and (xi), but you can expressly rely on other opinions. Each such other opinion must reflect that you are permitted to rely on it.

Response:    The referenced assumptions have been deleted from our opinion as requested. We have expressly indicated that, with respect to such information, we will rely on the other opinions filed as exhibits to the S-4, and each such opinion has now been revised to either reflect that we are permitted to rely on it or to include us as an addressee of the opinion.

  4.
  Please delete as inappropriate provision (ix). Furthermore, the opinion already contains a bankruptcy exception and equitable principles limitation.

Response:    The assumption has been deleted from our opinion as requested.

  5.
  Since you say the Guarantees will constitute "valid" and binding obligations of the Non-Georgia/Delaware Guarantors, you should use the same language in paragraph 3.

Response:    We believe that the language in paragraph 3 is accurate and that the referenced language has been inadvertently omitted from paragraphs 1 and 2. Paragraphs 1 and 2 have been revised so that now all opinions provide that the notes and the guarantees constitute "valid and binding" obligations.

  6.
  In the penultimate paragraph, either remove the words "as of the date hereof" or refile an opinion on the day you want the registration statement to go effective. Please make similar revisions in Exhibits 5.2 through 5.9.

Response:    As we discussed with Ms. Lippmann, each opinion has been revised to provide as follows: "This opinion letter has been prepared for your use in connection with the Registration Statement and may not be relied upon for any other purpose. This opinon speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the effectiveness of the Registration Statement."

  7.
  You can limit reliance with regard to purpose, but not person. Please revise. This comment also applies to Exhibits 5.3, 5.4, 5.5 and 5.8.

Response:    The limitation on reliance by other persons has been removed. Please see the language quoted in response to item 6. The language has been revised as noted with respect to our opinion and the opinions provided at Exhibits 5.3, 5.4, 5.5 and 5.8.

  8.
  Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR., as it will be a part of the Commission's official file regarding this registration statement. See Section VIII.A.14 of our November 14, 2000 Current Issues Outline.

Response:    Please note that the requested confirmation has been included in the body of our opinion on page 3.

Exhibit 5.3—Hogan & Hartson Opinion

  9.
  Please delete as inappropriate provisions (i)—(iv).

  10.
  Please delete as inappropriate the qualification that counsel expresses no opinion on antitrust, unfair competition, banking or tax laws or regulations.

  11.
  Please delete the words "in our experience" from the 6th paragraph. This comment also applies to exception D in Exhibit 5.4.

Response:    Each of the assumptions and other language referenced in comments 9, 10 and 11 related to Hogan & Hartson's opinion that the transactions would not conflict with applicable law. This opinion has been removed from their opinion letter and thus the referenced assumptions have also been removed. The language noted in comment 11 has also been removed from Exhibit 5.4.

  12.
  The opinion that the guarantor is validly existing and in good standing should be as of the effective date. This comment also applies to Exhibit 5.4.

Response:    Both opinions have been revised to remove the limitation to the date of the certificate.

Exhibit 5.4—Gibbons Opinion

  13.
  Please delete as inappropriate the paragraph about the meaning of "knowledge." This comment also applies to Exhibit 5.5, 5.7, and 5.8.

Response:    The paragraphs defining knowledge have been deleted from the referenced opinions.

  14.
  Please delete as inappropriate exception A. We would not object, however, if counsel carved-out federal and state blue sky securities law matters.

Response:    Exception A, other than the carve-out of federal and state securities laws, has been deleted.

If you have any questions or comments regarding the responses set forth herein or the opinions refilled with the S-4, please contact the undersigned at 404-815-2287.

Otherwise, the Issuer respectfully requests that the responses be reviewed as expeditiously as possible so that it may commence the exchange offer.

Very truly yours,

/s/ ELIZABETH HARDY NOE

Elizabeth Hardy Noe
For Paul, Hastings, Janofsky & Walker LLP

cc:
James O'Leary
Ken Gary
Michael Chernick